                                                               File No. 811-4158

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit
Investment Trusts Registered on Form N-8B-2

     A.  Exact name of Trust:

         UBS PATHFINDERS TRUST,
         TREASURY & GROWTH STOCK SERIES 32

     B.  Name of Depositor:

         UBS FINANCIAL SERVICES INC.

     C.  Complete address of Depositor's principal executive office:

         UBS FINANCIAL SERVICES INC.
         1285 Avenue of the Americas
         New York, New York  10019

     D.  Name and complete address of agents for service:

         UBS FINANCIAL SERVICES INC.
         Attention:  Mr. Richard Stewart
         1200 Harbor Boulevard
         Weehawken, New Jersey 07086

         copy to:
         KATTEN MUCHIN ROSENMAN LLP
         Attention: Kathleen H. Moriarty, Esq.
         575 Madison Avenue
         New York, NY 10022

     E.  Title and amount of securities being registered:

         An indefinite number of Units pursuant to Rule 24f-2 under the
         Investment Company Act of 1940.

     F.  Proposed maximum aggregate offering price to the public of the securities being registered:

         Indefinite

G.  Approximate date of proposed sale to public:

     AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION
STATEMENT

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration
Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             UBS PATHFINDERS TRUST,
                        TREASURY & GROWTH STOCK SERIES 32

                              Cross Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                                    Form S-6
Item Number                                    Heading in Prospectus

I.  Organization and General Information

1.  (a) Name of Trust                                Front Cover
    (b) Title of securities issued

2.  Name and address of Depositor                    Back Cover

3.  Name and address of Trustee                      Back Cover

4.  Name and address of principal                    Back Cover
    Underwriter

5.  Organization of Trust                            Nature of Trust

6.  Execution and termination of                     Nature of Trust
    Trust Agreement                            Termination of the Trust

7.  Changes of name                                          *

8.  Fiscal Year                                              *

9.  Litigation                                               *

                      II. General Description of the Trust
                          and Securities of the Trust

10. General Information regarding                 Summary of Portfolio
    Trust's Securities and Rights
    of Holders                                Rights of Certificateholders

---------
* Not applicable, answer negative or not required.

    (a) Type of Securities                       Creation of Trust
        (Registered or Bearer)
    (b) Type of Securities                       Creation of Trust
        (Cumulative or Distributive)

    (c) Rights of Holders as to              Rights of Certificate-
        Withdrawal or Redemption             holders; Redemption; Reinvestment
        by Trustee

    (d) Rights of Holders as to                   Secondary Market for
        conversion, transfer, etc.                Units, Exchange Option

    (e) Rights of Trust issues                    *
        periodic payment plan
        certificates

    (f) Voting rights as to Secu-                 Rights of Certificateholders
        rities, under the Indenture

    (g) Notice to Holders as to
        change in:
        (1) Assets of Trust                      Amendment of the Indenture;
        (2) Terms and Conditions                 Supervision of Trust
            of Trust's Securities Investments

        (3) Provisions of Trust                      Amendment of the Indenture;
        (4) Identity of Depositor                    Administration of the
            and Trustee                              Trust

    (h) Consent of Security Holders
        required to change

        (1) Composition of assets                    Amendment of the Indenture
            of Trust
        (2) Terms and conditions                     Amendment of the Indenture
            of Trust's Securities
        (3) Provisions of Indenture                  Amendment of the Indenture
        (4) Identity of Depositor                    Administration of the Trust
            and Trustee

11. Type of securities comprising                    *
    periodic payment certificates

----------
*Not applicable, answer negative or not required.

12. (a) Load, fees, expenses, etc.                Public Offering Price of
                                                  Units; Expenses of the Trust

    (b) Certain information regard-               *
        ing periodic payment
        certificates
    (c) Certain percentages                       *

    (d) Certain other fees, etc.                  Expenses of the Trust
        payable by holders

    (e) Certain profits receivable                Public Offering Price of
        by depositor, principal                   Units;
        underwriters, trustee or                  Public Offering of Units
        affiliated persons

    (f) Ratio of annual charges                   *
        to income

13. Issuance of trust's securities                Nature of the Trust;
                                                  Public Offering of Units

14. Receipt and handling of                       *
    payments from purchasers

15. Acquisition and disposition of                Acquisition of Securities
    underlying securities                         for the Trust; Supervision
                                                  of Trust Investments

16. Withdrawal or redemption                      Redemption

17. (a) Receipt and disposition of
        income                                    Distributions

    (b) Reinvestment of
        distributions                             *

    (c) Reserves or special fund                  Distributions

    (d) Schedule of distribution                  *

----------
*Not applicable, answer negative or not required.

18. Records, accounts and report                  Statements to Certificate-
                                                  holders;
                                                  Administration of the Trust

19. Certain miscellaneous                         Administration of the Trust
    provisions of trust agreement

20. Loans to security holders                     *

21. Limitations on liability                      Limitation of Liabilities

22. Bonding arrangements                          Included in Form N-8B-2

23. Other material provisions of                  *
    trust agreement

                         III. Organization Personnel and
                         Affiliated Persons of Depositor

24. Organization of Depositor                           Sponsor

25. Fees received by Depositor                          Public Offering Price of
                                                        Units Expenses of the
                                                        Trust

26. Business of Depositor                               Sponsor

27. Certain information as to                           Sponsor
    officials and affiliated
    persons of Depositor

28. Voting securities of Depositor                      *

29. Persons controlling Depositor                       Sponsor

30. Payments by Depositor for                           *
    certain other services trust

31. Payments by Depositor for                           *
    certain other services
    rendered to trust

32. Remuneration of employees of                        *
    Depositor for certain services
    rendered to trust

----------
*Not applicable, answer negative or not required.

33. Remuneration of other persons                       *
    for certain services rendered
    to trust

                  IV. Distribution and Redemption of Securities

34. Distribution of trust's                             Public Offering of Units
    securities by states

35. Suspension of sales of trust's                      *
    securities

36. Revocation of authority to                          *
    distribute

37. (a) Method of distribution                          Public Offering of Units
    (b) Underwriting agreements
    (c) Selling agreements

38. (a) Organization of principal                       Sponsor
        underwriter
    (b) N.A.S.D. membership of                          Sponsor
        principal underwriter

39. Certain fees received by                            Public Offering Price of
    principal underwriter                               Units

40. (a) Business of principal                           Sponsor
        underwriter
    (b) Branch officers of
        principal underwriter
    (c) Salesman of principal                           *
        underwriter

41. Ownership of trust's securities                     *
    by certain persons

42. Certain brokerage commissions                       *
    received by principal
    underwriter

----------
*Not applicable, answer negative or not required.

43. (a) Method of valuation                      Public Offering Price
                                                 Units
    (b) Schedule as to offering                  *
        price
    (c) Variation in offering                    Public Offering
        price to certain persons                 Units

44. Suspension of redemption rights              *

45. (a) Redemption valuation                     Redemption
    (b) Schedule as to redemption                *
        price

               V. Information concerning the Trustee or Custodian

46. Maintenance of position in                   Secondary Market for Units;
    underlying securities                        Redemption;
                                                 Evaluation of the Trust

47. Organization and regulation of               Administration of the
    Trustee                                      Trust; Trustee

48. Fees and expenses of Trustee                 Expenses of the Trust

49. Trustee's lien                               Expenses of the Trust

          VI. Information concerning Insurance of Holders of Securities

50. (a) Name and address of                      *
        Insurance Company
    (b) Type of policies                         *
    (c) Type of risks insured and                *
        excluded
    (d) Coverage of policies                     *
    (e) Beneficiaries of policies                *
    (f) Terms and manner of                      *
        cancellation
    (g) Method of determining                    *
        premiums

----------
*Not applicable, answer negative or not required.

(h) Amount of aggregate                                 *
        premiums paid
    (i) Who receives any part of                        *
        premiums
    (j) Other material provisions                       *
        of the Trust relating to
        insurance

                            VII. Policy of Registrant

51. (a) Method of selecting and                    Acquisition of Securities
        eliminating securities                     for the Trust
        from the Trust
    (b) Elimination of securities                  *
        from the Trust
    (c) Policy of Trust regarding                  Supervision of Trust
        substitution and elimina-                  Investment
        tion of securities
    (d) Description of any funda-                  Acquisition of Securities
        mental policy of the Trust                 for the Trust
                                                   Administration of Trust

52. (a) Taxable status of the Trust                Federal Income Taxes
    (b) Qualification of the Trust                 Federal Income Taxes
        as a mutual investment
        company

                   VIII. Financial and Statistical Information

53. Information regarding the                           *
    Trust's past ten fiscal years

54. Certain information regarding                       *
    periodic payment plan certifi-
    cates

55. Certain information regarding                       *
    periodic payment plan certifi-
    cates

56. Certain information regarding                       *
    periodic payment plan certifi-
    cates

57. Certain information regarding                       *
    periodic payment plan certifi-
    cates

58. Financial statements                                Statement of Financial
    (Instruction 1(c) to Form S-6)                      Condition

----------
*Not applicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities
Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration statement or qualification under the securities laws of any such jurisdiction.

Preliminary, Subject to Completion, dated September 27, 2007

UBS Pathfinders Trust

Treasury and Growth Stock Series 32
(A Unit Investment Trust)

Portfolio of ‘‘Zero-Coupon’’ U.S. Treasury Obligations and Common Stocks

Designed for Preservation of Capital and Potential Capital Appreciation

This Prospectus consists of two parts: Part A and Part B. Parts A and B should both be attached for this Prospectus to be complete.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

No person is authorized to give any information or make any representations about this Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of this prospectus for future reference.

SPONSOR:

UBS Financial Services Inc.

Prospectus dated October 26, 2007

Brief Description of the Trust’s Investment Portfolio

1.    The Trust’s Objective.

The objective of the UBS Pathfinders Trust, Treasury and Growth Stock Series 32 (‘‘Trust’’) is to provide preservation of capital and capital appreciation through an investment in a portfolio of intermediate stripped ‘‘zero-coupon’’ United States Treasury obligations (‘‘Treasury Obligations’’) and common stocks (‘‘Stock’’ or ‘‘Stocks’’, and together with the Treasury Obligations, the ‘‘Securities’’).

Because the maturity value of the Treasury Obligations is backed by the full faith and credit of the United States, the Sponsor believes that the Trust provides an attractive combination of principal preservation and capital appreciation potential for purchasers who hold units (‘‘Unitholders’’) of the Trust (‘‘Units’’) until , 2021, the Trust’s ‘‘Mandatory Termination Date’’.

As of the date of this Prospectus Part A, % of the Trust’s portfolio is invested in Treasury Obligations and the remaining % was invested in common stocks as described briefly below. UBS Financial Services Inc. chose the Stocks in the Trust’s portfolio for their capital appreciation potential, not for their income potential. Many of the Stocks currently pay little or no dividend income.

The Treasury Obligations make no payment of current interest, but rather make a single payment upon their stated maturity. The Trust has been structured so that the portion of the Trust invested in the Treasury Obligations is designed to provide an approximate return of principal invested on the Mandatory Termination Date for purchasers on the Initial Date of Deposit. (See ‘‘Essential Information--Distributions’’.) Therefore, even if the Stocks are valueless upon termination of the Trust, and if the Treasury Obligations are held until their maturity in proportion to the Units outstanding, purchasers will receive, at the termination of the Trust, $1,000 per 1,000 Units purchased, less operating expenses. This feature of the Trust provides that Unitholders who purchased their Units at or below $1,000 per 1,000 Units and who hold their Units to the Mandatory Termination Date of the Trust on , 2021 will receive the same amount as they originally invested, less operating expenses, although they would have foregone earning any interest on the amounts involved and will not protect their principal on a present value basis, assuming the Stocks are valueless.

2.    Brief Description of the Trust’s Portfolio.

The Trust is a unit investment trust which means that, unlike a mutual fund, the Trust’s portfolio is not managed and the Securities held in the Trust’s portfolio are not sold because of market changes.

Unless terminated sooner, the Trust is scheduled to terminate on or about , 2021 regardless of market conditions at the time. The Trust plans to hold until its termination the Treasury Obligations maturing , 2021 and a diversified group of Stocks, all as shown on the ‘‘Schedule of Investments’’ in this Prospectus Part A.

The main objective of UBS Financial Services Inc. in constructing the portfolio of Stocks to be included in the Trust is to select a group of 40 Stocks which, in the view of UBS Financial Services Inc., would be capable of, over the life of the Trust, closely tracking the performance of the market as measured by the S&P 500 Index. The S&P 500 Index is an unmanaged index of 500 Stocks calculated under the auspices of Standard & Poor’s, which, in the view of UBS Financial Services Inc., is a broadly diversified, representative segment of the market of all publicly traded stocks in the United States.

In constructing the Trust’s portfolio, an analysis of the 500 S&P stocks was performed to identify a combination of S&P 500 Stocks (excluding those Stocks rated ‘‘Reduce’’ by UBS Investment Research) which, when equally weighted are highly correlated with the S&P 500 Index with a minimal tracking error.

Description of UBS Investment Research Ratings System

UBS Financial Services Inc. used the UBS Investment Research 12 month ratings system in the analysis and selection of the securities contained in the Trust. The ratings are as follows:

The UBS Equity Ratings System

12-Month Rating
Forecast Stock Return is 6% or more above the Market Return Assumption	Buy
Forecast Stock Return is within +/– 6% of the Market Return Assumption	Neutral
Forecast Stock Return is 6% or more below the Market Return Assumption	Sell

Forecast Stock Return (FSR) is defined as expected percentage price appreciation plus gross dividend yield over the next 12 months.

Market Return Assumption (MRA) is defined as the one-year local market interest rate plus 5% (an approximation of the equity risk premium).

Of course, there can be no assurance that the securities rated Buy according to this ratings system will in fact perform in the manner described above.

The Stocks in the Trust’s portfolio have been issued by companies who receive income and derive revenues from multiple industry sources, but their primary industry source is listed in the ‘‘Schedule of Investments’’ in this Prospectus Part A.

Primary Industry Source	Approximately Percentage of Aggregate Net Asset Value of the Trust
Beverages	%
Biotechnology	%
Chemicals	%
Computers--Hardware/Software	%
Consumer Products	%
Cosmetics & Toiletries	%
Cruise Lines	%
Diversified Manufacturing Operations	%
Electric	%
Electronics/Semi-Conductor	%
Financial Institutions/Banks	%
Insurance-Healthcare	%
Insurance-Property/Casualty	%
Multimedia	%
Networking Products	%
Oil/Gas	%
Pharmaceuticals	%
Retail-Discount	%
Retail-Drug Store	%
Retail-Restaurants	%
Telecommunications	%
Transport-Rail	%
Transport-Services	%

Is this Trust Appropriate for You?

Yes, if you are a long-term investor seeking capital protection combined with potential capital appreciation over the life of the Trust. You will benefit from a professionally selected portfolio whose risk is reduced by investing in Stocks of several different issuers.

No, if you want a speculative investment that changes to take advantage of market movements, if you are unable or unwilling to assume the risks involved generally with equity investments or if you need current income.

Summary of Risks

You can lose money by investing in the Trust.    This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.

1.    Risks of Investing in the Trust

Certain risks are involved with an investment in a unit trust which holds Treasury Obligations and Stock. For example:

The Trust, unlike a mutual fund, is not ‘‘managed’’, so neither the Treasury Obligations nor the Stocks will be sold by the Trust to take advantage of market fluctuations.

The Trust portfolio may not remain constant during the life of the Trust. The Trustee may sell Securities to reimburse the Sponsor for initial costs incurred in organizing the Trust, may be required to sell Securities to pay Trust expenses, to tender Stocks under certain circumstances or to sell Stocks in the event certain negative events occur.

Approximately 50% of your investment in the Trust will be invested in Stocks. This means that only approximately 50% of your total investment will benefit from any appreciation in the value of the Trust’s portfolio of Stocks over the life of the Trust.

The sale of Stocks from the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid initially, depending upon your purchase date.

If many investors redeem their Units, the Trust will have to sell Securities. This could reduce the diversification of your investment and increase your share of Trust expenses.

The price of your Units depends upon the full range of economic and market influences including the prices of bonds and equity securities, current interest rates, the condition of the bond and stock markets and other economic influences that affect the global or United States economy.

Assuming no changes occur in the prices of the Treasury Obligations and the Stocks held by the Trust, the price you receive for your Units will generally be less than the price you paid because your purchase price included a sales charge and because of the deductions of various fees, charges and expenses of the Trust.

The Stocks in the Trust’s portfolio will generally trade on a domestic stock exchange or in the over- the-counter market. We cannot assure you that a liquid trading market will exist. The value of the Trust’s portfolio, and of your investment, may be reduced if trading in one or more Stocks is limited or absent.

Additional Securities may be acquired by the Trust when additional Units are to be offered to the public. Costs incurred in acquiring such additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust in connection with the additional deposits of Securities purchased by the Trustee with cash or cash equivalents.

Investing always involves risk. The risks described below are the most significant risks associated with investing in the Treasury Obligations and Stocks held by the Trust.

2.    Risks of Investing in the Treasury Obligations

The value of the Treasury Obligations in the Trust may increase or decrease depending upon market and economic conditions. Also, the Treasury Obligations are purchased at a deep discount and do not make any periodic payments of interest. Instead, the entire payment of proceeds will be made upon maturity of the Treasury Obligations. Owners of deep discount bonds which make no current interest payments earn a fixed yield not only on the original investment but also on all earned discount during the life of such obligation. This implicit reinvestment of earnings at the same, fixed rate eliminates the owner’s ability to reinvest at higher rates in the future. For this reason, sale of Units prior to the termination date of the Trust will involve substantially greater price fluctuations during periods of changing market interest rates than would be experienced in connection with sale of Units of a Trust holding United States’ debt instruments making scheduled interest payments on a current basis.

3.    Risks of Investing in Stocks

Holders of common stocks, such as the Stocks held by the Trust, have rights that are generally inferior to the holders of debt obligations or preferred stocks.

Common stocks are not obligations of the issuer. Therefore, they do not provide any assurance of income or provide the degree of protection of debt securities.

The Stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, financial condition of issuers, changes in worldwide or national economic conditions, the prices of equity securities in general and the Stocks held by the Trust in particular.

While the portfolio of 40 Stocks held by the Trust was selected to closely track the performance of the S&P 500 Index, we cannot assure you that the increase or decrease in the S&P 500 Index over the life of the Trust will be reflected in a similar appreciation or depreciation in value of the Trust’s portfolio of Stocks.

Fees and Expenses

This table shows the fees and expenses a Unitholder may pay, either directly or indirectly, and assumes an investment of $10,000 when investing in Units of the Trust.

Sales Charge(1)

Unitholders will pay a total maximum Sales Charge of 4.75% of the Public Offering Price per Unit. The Initial Sales Charge, which a Unitholder will pay at the time of purchase, will be the difference between the total maximum sales charge (4.75% of the Public Offering Price) and the remaining deferred sales charges installments, if any, all as more fully described in ‘‘Public Offering Price — Sales Charge and Volume Discount’’ in Part B of this Prospectus.

Estimated Annual Operating Expenses of the Trust

	Amount as a % of Net Assets (as of the first day of the Trust)	Amount per $10,000 invested (as of the first day of the Trust)
Trustee’s Fee	.172%	$17.00
Portfolio, Bookkeeping and Administrative Expenses	.138%	$13.70
Other Operating Expenses	.024%	$2.40
Total	.334%	$33.10
Estimated Initial Organizational Costs of the Trust(2)	.505%	$50.00

(1)	The Sales Charge of 4.75% is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges. For further details, see ‘‘Public Offering of Units — Sales Charge and Volume Discount’’ and ‘‘— Employee Discount’’ in Part B of this Prospectus.
(2)	Applicable only to purchasers of Units during the initial offering period. Although the duration of the initial offering period is subject to change at the Sponsor’s discretion, in no event will it extend beyond one calendar year from the initial date of deposit, or October 26, 2008 (see: ‘‘Public Offering of Units — Sales Charge & Volume Discount’’ in Part B.)

Example

This example may help you compare the cost of investing in the Trust to the cost of investing in other investment vehicles.

The example below assumes that you invest $10,000 in the Trust for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust’s annual operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$558	$624	$691	$856

See ‘‘Expenses of the Trust’’ in Part B of this Prospectus for additional information regarding expenses.

Marketing and Distribution Fees

Unitholders purchasing Units on or before May 15, 2008 will pay an Initial Sales Charge of 1%, plus two (2) Deferred Sales Charges of $12.50 and $25.00 per 1,000 Units (totaling $37.50 per 1,000 Units), which will be deducted from the Trust’s net assets in May, 2008 and August, 2008, respectively. The Deferred Sales Charges will be paid from principal proceeds from the sale or maturity of the short-term Treasury Securities in the portfolio. The Initial and Deferred Sales Charges cover the costs associated with marketing and distributing the Trust. Unitholders purchasing Units on or after May 16, 2008 will pay sales charges as set forth in ‘‘Public Offering of Units-Sales Charge and Volume Discount’’ in Part B of this Prospectus for further details.

ESSENTIAL INFORMATION REGARDING THE TRUST
As of October 25, 2007†

Initial Date of Deposit: October 26, 2007 Aggregate Value of Securities in Trust:	$792,040
Number of Units:	800,000
Fractional Undivided Interest in the Trust Represented by
Each Unit:	1/800,000th
Calculation of Public Offering Price Per Unit* Public Offering Price per Unit	$1.00
Less Reimbursement to Sponsor for Initial Organizational Costs****	$.0050
Less Initial** Sales Charge†† of 1.00% of Public Offering Price (1.01% of net amount invested per Unit)	$.0100
Net Asset Value per Unit	$0.9850
Net Asset Value for 800,000 Units	$788,000
Divided by 800,000 Units	$0.9850
Redemption Value:†††	$.9525
Evaluation Time:	Closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 P.M. New York time).
Distribution Dates***:	Monthly, commencing
November 25, 2007.
Record Date:	November 10, 2007, and monthly
thereafter.
Mandatory Termination Date:	, 2021 (15 days after
maturity of the Treasury
Obligations).
Discretionary Liquidation Amount:	20% of the value of the Securities upon completion of the deposit of the Securities.
Estimated Initial Organizational Costs of the Trust****:	$.00500 per Unit.
Estimated Annual Expenses of the Trust*****:	$.00331 per Unit.

*	On the date of this Prospectus (the ‘‘Initial Date of Deposit’’), the Public Offering Price is based on the value of the Securities as of the close of business on October 25, 2007 (the Business Day (as defined below) preceding the Initial Date of Deposit). However, if the public offering price determined with reference to values of the Securities as of the close of business on the Initial Date of Deposit is less than $.975 per Unit, the purchase orders received on the Initial Date of Deposit will be filled on the basis of such lower price. Beginning October 29, 2007, the Public Offering Price will be based on the value of the Securities next computed following receipt of the purchase order plus the applicable sales charge. (See ‘‘Valuation’’ in Part B of this Prospectus). A ‘‘Business Day’’ is defined as any day that the New York Stock Exchange is open for business. For a complete list of current New York Stock Exchange holidays see ‘‘Valuation’’.
**	On the Initial Date of Deposit and on all days before May 16, 2008, the Initial Sales Charge is 1.00% per 1,000 Units. The Initial Sales Charge is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges (see ‘‘Public Offering of Units-Sales Charge and Volume Discount’’ in Part B of this Prospectus). In addition, the Deferred Sales Charges will be deducted in two (2) installments of $12.50 and $25.00 per 1,000 Units from the Trust’s net asset value in months eight (8) and eleven (11) of the Trust’s life, respectively, aggregating $37.50 per 1,000 Units during such period.

***	Distributions of less than $.0050 per Unit need be made from the Capital Account on any Distribution Date. Distributions of less than 0.1% of NAV need not be made from the Income Account. See ‘‘Distributions’’ in Part B of this Prospectus.
****	Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust described more fully in ‘‘Public Offering Price’’ (the ‘‘Initial Organizational Costs’’). These costs have been estimated at $.0050 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Securities purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred.

continued on page A-10

ESSENTIAL INFORMATION REGARDING THE TRUST (continued)

If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.
*****	See ‘‘Expenses of the Trust’’ in Part B of this Prospectus. Estimated dividends from the Stocks, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends paid are insufficient to pay such annual expenses, the Trustee is authorized to sell Securities in an amount sufficient to pay such expenses. (See ‘‘Administration of the Trust’’ and ‘‘Expenses of the Trust’’ in Part B of this Prospectus.)
†	The date prior to the Initial Date of Deposit.
††	The sales charge will not be assessed on the Securities sold to reimburse the Sponsor for the Initial Organizational Costs.
†††	This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges of $0.0375 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see ‘‘Summary of Risk Factors’’ and ‘‘Comparison of Public Offering Price and Redemption Value’’ in Part B of this Prospectus).

Historical Performance of UBS Pathfinders Series

The following chart compares the actual performance of prior UBS Pathfinders Series outstanding for more than one year having similar investment objectives and using similar portfolio selection methodology with the actual performance of the S&P 500 Index5 for the time period shown below. Each portfolio of the UBS Pathfinders Series shown below was invested approximately 50% in Stocks and approximately 50% in Treasury Obligations on its respective initial deposit date. Since the S&P 500 Index does not include Treasury Obligations, the performance of both the Stock component and the Treasury Obligation component of each Trust’s portfolio are also displayed for comparison. Actual performance of the Stock component of this (or any other) Trust portfolio, may vary from that of the S&P 500 Index shown below for a variety of reasons. For example, the Stock component of each Trust portfolio is invested in a limited subset of S&P 500 Index stocks, and therefore its performance may not keep pace with S&P 500 Index performance to the extent that the S&P 500 Index is driven by stocks not held in the Stock component of such Trust’s portfolio. In addition, the Stocks held by the Trust have been chosen for specific criteria that are at odds with the characteristics of the Stocks driving the market at a given time. Furthermore, the Stocks held in the Trust’s portfolio are approximately equally weighted while the stocks in the S&P 500 Index are capitalization weighted. This historical performance is no assurance of future results of this or any actual Trust portfolio.

Comparisons of Annualized Returns1 from Trust Deposit Date through 8/31/07

Pathfinders Series	Initial Deposit Date	S&P 500 Index Annualized Total Return[5]	Trust Stock Component Annualized Return— Gross[2]	Stock Component Annualized Return—Net[2,3]	Trust Treasury Obligation Component Annualized Return— Gross[2]	Trust Treasury Obligation Component Annualized Return—Net[2,3]	Trust Annualized Total Return— Net[2,4]
Series 15	11/30/93	10.28%	10.34%	9.84%	6.33%	5.90%	7.96%
Series 16	1/24/95	11.87%	12.36%	11.73%	8.04%	7.48%	9.70%
Series 17	9/26/95	9.02%	9.79%	9.28%	6.61%	6.15%	7.76%
Series 18	4/12/96	8.98%	9.37%	8.86%	7.01%	6.53%	7.74%
Series 19	10/30/96	8.81%	8.57%	8.04%	6.68%	6.22%	7.12%
Series 20	1/30/97	7.35%	7.88%	7.36%	6.89%	6.42%	6.88%
Series 21	7/30/97	5.68%	6.66%	6.12%	6.69%	6.20%	6.16%
Series 22	1/29/98	5.56%	5.67%	5.12%	6.57%	6.05%	5.61%
Series 23	4/15/98	4.24%	4.32%	3.76%	6.52%	5.99%	4.97%
Series 24	1/26/99	3.18%	3.16%	2.55%	6.18%	5.60%	4.22%
Series 25	1/27/00	1.98%	1.63%	0.95%	7.96%	7.30%	4.59%
Series 26	10/26/00	2.45%	0.29%	-0.45%	7.29%	6.56%	3.54%
Series 27	8/27/02	11.06%	7.78%	6.66%	6.06%	5.10%	5.84%
Series 28	9/25/03	11.94%	9.04%	7.62%	6.08%	4.84%	6.18%
Series 29	1/26/05	10.97%	9.87%	7.75%	4.37%	2.50%	5.08%
Series 30	1/26/06	11.51%	11.22%	7.71%	2.79%	-0.16%	3.64%

[1]	All Annualized Return figures include all distributions but do not assume reinvestment: each figure is pre-tax.
[2]	Gross and Net Return Figures reflect deduction of Trust expenses and Initial Organizational Costs; Net Return Figures also reflect deduction of the maximum sales charge. Unitholders who purchased Units after the Initial Deposit Date may have paid more or less than the Initial Public Offering Price and their performance will vary accordingly. The Public Offering Price on the Initial Date of Deposit includes the maximum up-front sales charge.
[3]	One-half of the sales charge was applied to the Trust Stock Component and one-half of the sales charge was applied to the Trust Treasury Obligation Component, as shown in the ‘‘Trust Stock Component Annualized Return—Net’’ column and the ‘‘Trust Treasury Obligation Component Annualized Return—Net’’ column above.
[4]	Note that the Trust Annualized Total Return figure is not an average of the sum of the Trust Stock component and Trust Treasury Obligation component figures; over time, the relative weightings between the Stock component and the Treasury Obligation Component may change, due to changes made to the Trust’s portfolio (See ‘‘Risks of Investing in the Trust’’.);
[5]	As discussed on page A-3, the S&P 500 Index is an unmanaged index of 500 stocks calculated under the auspices of Standard & Poor’s.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE UNITHOLDERS, SPONSOR AND TRUSTEE
UBS PATHFINDERS TRUST,
TREASURY AND GROWTH STOCK SERIES 32

We have audited the accompanying Statement of Net Assets of UBS Pathfinders Trust, Treasury and Growth Stock Series 32 (the ‘‘Trust’’), including the Schedule of Investments, as of October 26, 2007. This Statement of Net Assets is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this Statement of Net Assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Net Assets is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Net Assets, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Net Assets presentation. Our procedures included confirmation with State Street Bank and Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the Statement of Net Assets as of October 26, 2007. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Net Assets referred to above presents fairly, in all material respects, the financial position of UBS Pathfinders Trust, Treasury and Growth Stock Series 32 at October 26, 2007, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP

New York, New York
October 26, 2007

UBS PATHFINDERS TRUST,
TREASURY AND GROWTH STOCK SERIES 32
STATEMENT OF NET ASSETS
As of Initial Date of Deposit, October 26, 2007

NET ASSETS
Sponsor’s Contracts to Purchase underlying Securities backed by irrevocable letter of credit (a)	$792,040
Reimbursement to Sponsor for Initial Organizational Costs (b)	(4,000)
Total	$788,040
Units outstanding:	800,000
ANALYSIS OF NET ASSETS
Cost to investors (c)	$800,000
Less: Gross underwriting commissions (d)	(7,960)
Reimbursement to Sponsor for Initial Organizational Costs	(4,000)
Net Assets	$788,040

(a)   The aggregate cost to the Trust of the Securities listed under ‘‘Schedule of Investments’’ is determined by the Trustee on the basis set forth above under ‘‘Public Offering of Units—Public Offering Price.’’ See also the column headed ‘‘Cost of Securities to Trust’’ under ‘‘Schedule of Investments in this Prospectus Part A.’’ Pursuant to contracts to purchase Securities, an irrevocable letter of credit drawn on JPMorgan Chase Bank, in the amount of $1,100,000 has been deposited with the Trustee, State Street Bank and Trust Company for the purchase of $792,040 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

(b)   Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust as described more fully in ‘‘Public Offering Price’’ (the ‘‘Initial Organizational Costs’’). These costs have been estimated at $.0050 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Securities purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.

(c)   The aggregate public offering price is computed on the basis set forth under ‘‘Public Offering of Units—Public Offering Price.’’

(d)   Assumes the maximum Initial Sales Charge on the date of this Prospectus of 1.00% of the Public Offering Price. Additionally, Deferred Sales Charges payable in two (2) installments of $12.50 and $25.00 per 1,000 Units, by holders of record on the 2nd Business Day prior to the twentieth (20th) day of months eight (8) and eleven (11) of the Trust’s life, respectively, for an aggregate amount of $37.50 per 1,000 Units, will be deducted. Amounts will be credited to an account maintained by the Trustee from which the Deferred Sales Charge obligation of the Unitholders to the Sponsor will be met. If Units are sold, redeemed or exchanged prior to the last installment date, the remaining portion of the Deferred Sales Charge applicable to such redeemed Units will be deducted from the proceeds and will be credited to the account on such sale, exchange or redemption date. The sales charges are computed on the basis set forth under ‘‘Public Offering of Units—Sales Charge and Volume Discount’’ in Part B of this Prospectus. Based on the projected total assets of $15,000,000, the estimated maximum Deferred Sales Charge would be $562,500.

UBS PATHFINDERS TRUST
TREASURY AND GROWTH STOCK SERIES 32

SCHEDULE OF INVESTMENTS

As of Initial Date of Deposit, October 26, 2007

TREASURY OBLIGATIONS (         %)(1)

Name of Security	Coupon	Maturity Value	Maturity Date	Cost of Securities to Trust(2)(3)(4)
U.S. Treasury Interest Payments ( %)	0%	$10,000	May 15, 2008	$
U.S. Treasury Interest Payments ( %)	0%	$20,000	August 15, 2008
U.S. Treasury Interest Payments ( %)	0%	$800,000	, 2021
Total Treasury Obligations				$

COMMON STOCKS (        %) (1)

Primary Industry Source/Percentage of Aggregate Net Asset Value of the Trust and Name of Issuer	Number of Shares	Cost of Securities to Trust(1)(2)

UBS PATHFINDERS TRUST
TREASURY AND GROWTH STOCK SERIES 32
SCHEDULE OF INVESTMENTS (Continued)
As of Initial Date of Deposit, October 26, 2007

COMMON STOCKS (continued)

Primary Industry Source/Percentage of Aggregate Net Asset Value of the Trust and Name of Issuer	Number of Shares	Cost of Securities to Trust (1)(2)

Total Common Stocks		$
TOTAL INVESTMENTS			$792,040.00

(1)	All Securities are represented entirely by contracts to purchase Securities.
(2)	Valuation of Securities by the Trustee was made as described in ‘‘Valuation’’ as of the close of business on the Business Day prior to the Initial Date of Deposit. The bid side evaluation of the Treasury Obligations on the Business Day prior to the Initial Date of Deposit was $ .
(3)	This security does not pay interest. On the maturity date thereof, the entire maturity value becomes due and payable. Generally, a fixed yield is earned on such security which takes into account the semi-annual compounding of accrued interest. (See ‘‘The Trust’’ and ‘‘Federal Income Taxes’’ herein.)
(4)	It is anticipated that principal received upon the sale or maturity of these securities will be applied to the payment of the investors’ deferred sales charge.
(5)	The gain to the Sponsor on the Initial Date of Deposit was $ .
*	Non-income producing.

Please note that if this Prospectus is used as a preliminary Prospectus for a future trust in this series, the Portfolio will contain different securities from those described above.

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UBS Pathfinders Trust
Treasury and Growth Stock Series 32

The Securities and Exchange Commission has not approved or disapproved these Securities nor passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

SPONSOR:

UBS Financial Services Inc.

Prospectus Part B may not be distributed unless accompanied by
Prospectus Part A.

This Prospectus Part B contains a description of the important features of UBS Pathfinders Trust, Treasury and Growth Stock Series 32 and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.

This Prospectus consists of two parts: Part A and Part B.
Prospectus Part B dated October 26, 2007.

UBS PATHFINDERS TRUST,
TREASURY AND GROWTH STOCK SERIES 32
PROSPECTUS PART B

PART B OF THIS PROSPECTUS MAY NOT BE DISTRIBUTED
Unless Accompanied by Part A.

Part B contains a description of the important features of the Trust and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Units.

The Trust’s Objective

The objective of the Trust is preservation of capital and capital appreciation through an investment in the principal or interest portions of stripped U.S. Treasury Obligations, (the ‘‘Treasury Obligations’’) and common stocks (the ‘‘Stock’’ or ‘‘Stocks’’, and together with the Treasury Obligations, the ‘‘Securities’’) which, in the Sponsor’s opinion on the Initial Date of Deposit, have potential for capital appreciation. The Treasury Obligations in the Trust portfolio (as further discussed under ‘‘Risk Factors and Special Considerations’’), represent approximately          % of the aggregate market value of the Trust portfolio. The Stocks represent approximately          % of the aggregate market value of the Trust portfolio. The Treasury Obligations, as discussed below, make no payment of current interest, but rather make a single payment upon their stated maturity. Because the maturity value of the Treasury Obligations is backed by the full faith and credit of the United States, the Sponsor believes that the Trust provides an attractive combination of principal preservation and capital appreciation potential for purchasers who hold Units until the Trust’s termination. The Trust has been structured so that the portion of the Trust invested in the Treasury Obligations is designed to provide an approximate return of principal invested on the Mandatory Termination Date for purchasers on the Initial Date of Deposit. (See ‘‘Essential Information—Distributions’’.) Therefore, even if the Stocks are valueless upon termination of the Trust, and if the Treasury Obligations are held until their maturity in proportion to the Units outstanding, purchasers will receive, at the termination of the Trust, $1,000 per 1,000 Units purchased, less operating expenses. This feature of the Trust provides that persons who purchased their Units (‘‘Unitholders’’) at or below $1,000 per 1,000 Units and who hold their Units to the Mandatory Termination Date of the Trust on                         , 2021 will receive the same amount as they originally invested, less operating expenses, although they would have foregone earning any interest on the amounts involved and will not protect their principal on a present value basis, assuming the Stocks are valueless. Therefore, the Trust may be an attractive investment to those persons who buy their Units during the initial offering period and hold such Units throughout the life of the Trust until the Trust matures.

The Composition of the Portfolio

UBS Financial Services Inc. understands the importance of long-term financial goals such as planning for retirement, funding a child’s education, or trying to build wealth toward some other objective.

In the view of UBS Financial Services Inc., one of the most important investment decisions an investor faces may be determining how to best allocate his or her investments to capture growth opportunities without exposing his or her portfolio to undue risk. For long-term capital growth, many investment experts recommend stocks. As with all investments, the higher return potential of equities is typically associated with higher risk. With this in mind, UBS Financial Services Inc. designed a portfolio to meet the needs of investors interested in building wealth prudently over a long-term time horizon by pairing the security of the Treasury Obligations with the growth potential of Stocks. The Trust is a balanced portfolio with approximately equal portions in the Treasury Obligations and the Stocks. Unitholders can sell Units at any time at the then current net asset value, which may be higher or lower than at the time of purchase, with no additional sales charge. (See ‘‘Public Offering of Units—Secondary Market for Units and Redemption’’.)

UBS Financial Services Inc.’s main objective in selecting the Stocks to be included in the Trust’s portfolio was to select a group of 40 Stocks which, in the view of UBS Financial Services Inc., would be capable of, over the life of the Trust, closely tracking the performance of the market as measured by the ‘‘S&P 500 Index’’. The S&P 500 Index is an unmanaged index of 500 Stocks the value of which is calculated by Standard & Poor’s, which index, in the view of UBS Financial Services Inc., is a broadly diversified, representative segment of the market of all publicly traded stocks in the United States.

In constructing the Trust’s portfolio, an analysis of the 500 S&P Index stocks was performed to identify a combination of S&P 500 Index stocks (excluding those stocks rated ‘‘Reduce’’ by UBS Investment Research) which, when equally weighted, are highly correlated with the S&P 500 Index with a minimal tracking error.

The Trust’s portfolio, in the opinion of UBS Financial Services Inc., is comprised of stock issued by a diversified group of large, well-known companies representing various industries. These companies may receive income and derive revenues from multiple industry sources but their primary industry source is listed in the table in Part A above. For a list of the individual common stocks comprising each industry group, investors should consult the ‘‘Schedule of Investments’’ in Part A above.

The Sponsor anticipates that, based upon last dividends actually paid, dividends from the Stock will be sufficient (i) to pay expenses of the Trust (see ‘‘Expenses of the Trust’’), and (ii) after such payment, to make distributions of such dividends to unitholders as described below under ‘‘Distributions’’.

Description of UBS Investment Research Ratings System

UBS Financial Services Inc. used the UBS Investment Research 12 month ratings system in the analysis and selection of the securities contained in the Trust. The ratings are as follows:

The UBS Equity Ratings System

12-Month Rating
Forecast Stock Return is 6% or more above the Market Return Assumption	Buy
Forecast Stock Return is within +/– 6% of the Market Return Assumption	Neutral
Forecast Stock Return is 6% or more below the Market Return Assumption	Sell

Forecast Stock Return (FSR) is defined as expected percentage price appreciation plus gross dividend yield over the next 12 months.

Market Return Assumption (MRA) is defined as the one-year local market interest rate plus 5% (an approximation of the equity risk premium).

Of course, there can be no assurance that the securities rated Buy according to this ratings system will in fact perform in the manner described above.

Additional Deposits.    After the initial deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities in the Trust where additional Units are to be offered to the public, replicating the original percentage relationship between the maturity values of the Treasury Obligations and the number of shares of the Stocks deposited on the Initial Date of Deposit, subject to certain adjustments. The Trustee purchases additional Securities with cash or cash equivalents based on instructions to purchase such Securities. Costs incurred in acquiring additional Stocks which are either not listed on any national securities exchange or are ADRs, including brokerage fees, stamp taxes and certain other costs associated with purchasing such additional Stocks, will be borne by the Trust. Investors purchasing Units during the initial public offering period will experience a dilution of their investment as a result of the payment of brokerage fees and other expenses paid by the Trust when the Trustee makes additional deposits of Securities. (See ‘‘The Trust’’ and ‘‘Risk Factors and Special Considerations’’.)

Termination.    Unless advised to the contrary by the Sponsor, the Trustee will sell the Stocks held in the Trust within thirty (30) days of the Trust’s Mandatory Termination Date. In certain circumstances, and if there is no regulatory impediment, monies held upon the sale of Securities may, at the direction of the Sponsor, be invested for the benefit of Unitholders in United States Treasury obligations which mature on or prior to the next distribution date (‘‘Short-Term Treasury Obligations,’’ and together with the Stocks and the Treasury Obligations, the ‘‘Securities’’) (see ‘‘Administration of the Trust—Reinvestment’’). Otherwise, cash received by the Trust upon the sale or maturity of Securities will be held in non-interest bearing accounts (created under the Indenture) until distributed and will be of benefit to the Trustee. During the term of the Trust, Securities will not be sold to take advantage of market fluctuations. The Trust will terminate within 15 days after the Treasury Obligations mature. (See ‘‘Termination of the Trust’’ and ‘‘Federal Income Taxes’’.)

Public Offering Price.    Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $37.50 per 1,000 Units over the Trust’s life. For example, on the Initial Date of Deposit, on a $1,000 investment, $990 is invested in the Trust and a $10 Initial Sales Charge is collected. In addition, a Deferred Sales Charge of $12.50 and $25.00 per 1,000 Units will be deducted from the Trust’s net asset value on the 2nd Business Day prior to the twentieth (20th) day of each month in months eight (8) (May, 2008), and eleven (11) (August, 2008) of the Trust’s life, respectively, for a total of $37.50. This deferred method of payment keeps more of the investor’s money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The sales charges are reduced on a graduated scale for volume purchasers and are reduced for certain other purchasers. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit and any date subsequent to the Initial Date of Deposit will vary from the Public Offering Price set forth under ‘‘Essential Information Regarding the Trust’’ in Part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will, except under certain circumstances (see ‘‘Public Offering of Units’’ in this Prospectus Part B), have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption (see ‘‘Public Offering of Units’’ in this Prospectus Part B). In addition, during the initial public offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in ‘‘Public Offering Price’’ in this Prospectus Part B. The sales charge is reduced after the second year and is also reduced on a graduated scale for sales involving at least $50,000 or 50,000 Units and will be applied on whichever basis is more favorable to the purchaser. (See ‘‘Public Offering of Units—Sales Charge and Volume Discount’’.)

The public offering price on the Initial Date of Deposit is determined on the basis of the value of the Securities as of the close of business on the preceding Business Day (i.e., by ‘‘backward pricing’’) under an exemptive order of the Securities and Exchange Commission (the ‘‘SEC’’), which applies only to purchase orders received on the Initial Date of Deposit. As a condition of that order, however, if the public offering price based on the value of the Securities as of the close of business on the Initial Date of Deposit (i.e., by ‘‘forward pricing’’) would be less than $.975 per Unit, then purchase orders received on that day will be filled on the basis of the lower public offering price. The Public Offering Price on any day subsequent to the Initial Date of Deposit will vary from the Public Offering Price set forth under ‘‘Essential Information Regarding the Trust’’ in Part A. In addition, during the initial public offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in ‘‘Public Offering Price’’.

Distributions.    The Trustee will distribute any net income received, if any, from the Income Account, monthly on the Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than 0.1% of NAV need not be made from the Income Account. Distributions from the Capital Account will be made on monthly Distribution Dates to Unitholders of record on the preceding Record Date, provided however, that distributions of less than $.005 per Unit need not be made from the Capital Account on any Distribution Date. (See ‘‘Distributions’’.) Income with respect to the original issue discount on the Treasury Obligations will not be distributed although Unitholders will be subject to income tax at ordinary income tax rates as if a distribution had occurred. (See ‘‘Federal Income Taxes’’.) Upon termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust’s assets, less expenses. The sale of Stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if the sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination of the Trust may be less than the amount paid by the Unitholder initially, depending upon such Unitholder’s purchase date. Unless a unitholder purchases Units on the Initial Date of Deposit and unless the Treasury Obligations are maintained in proportion to the Units created on the Initial Date of Deposit, total distributions, including distributions made upon termination of the Trust, may be less than the amount paid for a Unit by a unitholder.

Market for Units.    The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units based upon the value of the Stocks and the Treasury Obligations as determined by the Trustee as set forth under ‘‘Valuation’’. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order plus the applicable sales charge. (See ‘‘Public Offering of Units—Public Offering Price’’ and ‘‘Valuation’’.) If a secondary market is not maintained, a Unitholder may dispose of his or her Units only through redemption. For redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units ‘‘in kind’’ by distributing Securities in lieu of cash to the redeeming Unitholder as directed by the Sponsor. (See ‘‘Redemption’’.)

THE TRUST

The Trust is one of a series of similar but separate unit investment trusts created by the Sponsor under a Trust Indenture and Agreement* (the ‘‘Indenture’’) dated as of the Initial Date of Deposit, among UBS Financial Services Inc., as Sponsor, and the State Street Bank and Trust Company, as Trustee (the ‘‘Trustee’’). The objective of the Trust is preservation of capital and capital appreciation through an investment in Treasury Obligations and the Stocks. The Stocks are equity securities which, in the Sponsor’s opinion on the Initial Date of Deposit, are capable, during the life of the Trust, of closely tracking the performance of the public market for equity securities as measured by the S&P 500 Index. The Stocks contained in the Trust are representative of a number of different industries. Dividends received by the Trust, if any, may be invested in short-term United States treasury obligations (if there is no regulatory impediment). Otherwise, such dividends will be held by the Trustee in non-interest bearing accounts until used to pay Trust expenses or distributed to Unitholders on the next Distribution Date and to the extent that funds are held in such accounts such funds will benefit the Trustee.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the confirmations of contracts for the purchase of Securities together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price of the Securities. The value of the Securities was determined on the basis described under ‘‘Valuation’’. In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust. On the Initial Date of Deposit the fractional undivided interest in the Trust represented by a Unit was as described in ‘‘Essential Information Regarding the Trust’’ in Part A.

With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the maturity value of the Treasury Obligations and the number of shares of each Stock in the Trust. The Sponsor may, from time to time, cause the deposit of additional Securities in the Trust when additional Units are to be offered to the public, replicating the original percentage relationship between the maturity value of the Treasury Obligations and the number of shares of Stock deposited on the Initial Date of Deposit and replicating any cash or cash equivalents held by the Trust (net of expenses). The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or other corporate action which affects the capital structure of the issuer of a Stock but which does not affect the Trust’s percentage ownership of the common stock equity of the issuer at the time of such event. Taxable stock dividends received by the Trust, if any, will be sold by the Trustee and the proceeds received will be treated as income to the Trust.

The Treasury Obligations consist of United States treasury obligations that have been stripped of their unmatured interest coupons or interest coupons stripped from the Treasury Obligations. The obligor with respect to the Treasury Obligations is the United States Government. U.S. Government backed obligations are generally considered the safest investment.

On the Initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under ‘‘Essential Information Regarding the Trust’’ in Part A. However, if additional Units are issued by the Trust (through either the deposit of (i) additional Securities or (ii) cash for the purchase of additional Securities for purposes of the sale of additional Units), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any unitholder (which may include the Sponsor) or until the termination of the Trust. (See ‘‘Termination of the Trust’’.)

*	Reference is made to the Trust Indenture and Agreement and any statements contained in this Prospectus are qualified in their entirety by the provisions of the Trust Indenture and Agreement.

RISK FACTORS AND SPECIAL CONSIDERATIONS

    Risk Factors

An investment in the Trust should be made with the understanding of the risks inherent in an investment in deep discount or ‘‘zero-coupon’’ debt obligations and the risks associated with an investment in common stocks in general.

The Trust contains the Treasury Obligations described below. (See ‘‘Schedule of Investments’’ in Part A.) The Treasury Obligations consist of ‘‘interest-only’’ or ‘‘principal-only’’ portions of United States treasury obligations. Interest-only Treasury Obligations represent the rights only to payment of interest on a date certain, and principal-only Treasury Obligations represent the rights only to payment of principal at a stated maturity. Interest-only and principal-only portions of Treasury Obligations are deep discount obligations that are economically identical to zero-coupon obligations; that is, all such instruments are debt obligations which make no periodic payment of interest prior to maturity. The Treasury Securities in the Trust were purchased at a deep discount and do not make any periodic payments of interest. Instead, the entire payment of proceeds will be made upon maturity of such Treasury Obligations. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations in the Trust portfolio) is that a fixed yield is earned not only on the original investment but also, in effect, on all earned discount during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder’s ability to reinvest at higher rates in the future. For this reason, while the full faith and credit of the United States Government provides a high degree of protection against credit risks, the sale of Units prior to the termination date of the Trust will involve substantially greater price fluctuations during periods of changing market interest rates than would be experienced in connection with sale of Units of a Trust which held Treasury obligations and which made scheduled interest payments on a current basis.

An investment in Units of the Trust should also be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer of the Stocks, which rights are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer’s board of directors, and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuer. Dividends on cumulative preferred stock typically must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection offered by debt securities. The issuance of debt securities or preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust, like the Treasury Obligations, may be expected to fluctuate over the life of the

Trust to values higher or lower than those prevailing on the Initial Date of Deposit. The Stocks may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Stocks in particular.

Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See ‘‘Schedule of Investments’’ in Part A.) ADRs evidence American Depositary Shares (‘‘ADS’’), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term ‘‘ADR’’ generally includes ‘‘ADS’’.) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers. Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust’s computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. UBS Financial Services Inc. observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country’s monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

There is no assurance that the Trust’s objectives will be achieved. Under ordinary circumstances, dividends and principal received upon the sale of Stocks may not be reinvested, and such money will be held in a non-interest bearing account until the next distribution made on the Distribution Date. Under certain limited circumstances and if there is no regulatory impediment, such dividends and principal may be reinvested in short-term United States Treasury obligations maturing on or before the next Distribution Date. (See ‘‘Administration of the Trust—Reinvestment’’.) The value of the Securities and, therefore, the value of Units may be expected to fluctuate.

Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of Units held by Unitholders. To create additional Units, the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Securities in amounts sufficient to replicate the original percentage relationship among the Securities based on the price of the Securities (at the Evaluation Time) on the date the cash is deposited. To the extent the price of a Security (or the relevant foreign currency exchange rate, if applicable) increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price (and currency) fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Securities as closely as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price (and currency) fluctuations during this period will affect the value of every Unitholder’s Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Securities not listed on any national securities exchange (due to differentials between bid and offer prices for the Securities) and brokerage fees, stamp taxes and other costs incurred in purchasing stocks will be at the expense of the Trust and will affect the value of every Unitholder’s Units.

    Special Considerations

In the event a contract to purchase a Security fails, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract. Principal and income, if any, attributable to such failed contract will be distributed to Unitholders of record on the last Business Day of the month in which the fail occurs within 20 days of such record date.

Because the Trust is organized as a unit investment trust, rather than as a management investment company, the Trustee and the Sponsor do not have authority to manage the Trust’s assets fully in an attempt to take advantage of various market conditions to improve the Trust’s net asset value, but may dispose of Securities only under limited circumstances. (See ‘‘Administration of the Trust—Portfolio Supervision’’.)

The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them. Although the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them, all such trades are executed separately from, and have no influence upon, any trades in Securities that may be made on behalf of the Trust itself. The Sponsor does not execute trades on behalf of the Trust.

Except as may be disclosed in Part A of this Prospectus, the Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Trust’s portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Trust’s portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Trust’s portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.

Certain of the Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock based on the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. The Indenture contains provisions requiring the Trustee to follow certain procedures regarding mergers, acquisitions, tender offers and other corporate actions. Under certain circumstances, the Trustee, at the direction of the Sponsor, may hold or sell any stock or securities received in connection with such corporate actions (see ‘‘Administration of the Trust—Portfolio Supervision’’).

FEDERAL INCOME TAXES

The following discussion summarizes certain United States federal income tax consequences of an investment in a Unit only by a Unitholder (a ‘‘U.S. Unitholder’’) who or that is either (i) an individual who is a United States citizen or a resident, (ii) a corporation organized in the United States, (iii) an estate subject to United States federal income tax on its income (regardless of its source), or (iv) a trust if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions. This summary is further limited to U.S. Unitholders purchasing Units at initial issuance and owning the Units as capital assets and not as part of a ‘‘straddle,’’ ‘‘hedge,’’ ‘‘synthetic security’’ or a ‘‘conversion transaction,’’ or as part of some other integrated investment.

This summary does not discuss all of the United States federal income tax consequences that may be relevant to particular U.S. Unitholders or to U.S. Unitholders subject to special treatment under United States federal income tax law (including, but not limited to, financial institutions, insurance companies, securities dealers or brokers, traders in securities, mutual funds, real estate investment trusts, small business investment companies, S corporations, partnerships, persons subject to the alternative minimum tax, retirement plans, or tax-exempt organizations). Except as noted below in the opinion of the Sponsor’s counsel, this summary does not address any state, local or foreign tax consequences of an investment in a Unit.

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein.

In the opinion of Katten Muchin Rosenman LLP, counsel for the Sponsor, under existing law:

1.   The Trust will not be an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (‘‘Code’’), each U.S. Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust and a pro rata portion of the income of the Trust will be treated as income of the U.S. Unitholder. Each U.S. Unitholder will be considered to have received all of the dividends paid on such U.S. Unitholder’s pro rata portion of each Portfolio stock when such dividends are received by the Trust, whether or not such dividends are used to pay a portion of Trust expenses or whether they are automatically reinvested in additional Units.

2.   Each U.S. Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption or payment at maturity) or when the U.S. Unitholder sells or redeems Units. The total tax cost of each Unit to a U.S. Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost of each Security.

3.   The Trust will not be an association taxable as a corporation for New York State franchise tax purposes. In the case of U.S. Unitholder subject to New York State personal income tax with respect to a Unit, such U.S. Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust and a pro rata portion of the income of the Trust will be treated as income of such U.S. Unitholder.

General.    Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust (including, but not limited to, dividends on Stocks and original issue discount or interest on Treasury Obligations) gains or losses from dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust. Unitholders should note that their taxable income from an investment in Units will exceed cash distributions because taxable income will include accretions of original issue discount on the Treasury Obligations. (see ‘‘Original Issue Discount,’’ below).

A distribution on a Stock, to the extent it does not exceed current or accumulated earnings and profits (as calculated under the U.S. tax accounting principles) of the distributing corporation, will be treated as a dividend to U.S. Unitholders and will be subject to income tax at ordinary rates (except as noted below).

To the extent a distribution on a Stock were to exceed the issuing corporation’s current and accumulated earnings and profits, the distribution would not constitute a dividend. Instead, the distribution would be treated as a tax-free return of capital and would reduce a U.S. Unitholder’s basis in the particular Stock and in the Units. This basis reduction would increase any gain, or reduce any loss, realized by the U.S. Unitholder on any subsequent sale or other disposition of the Stock or of Units. Once a Portfolio stock’s basis has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of the particular Stock.

A non-corporate U.S. Unitholder (i.e., a U.S. Unitholder who or that is an individual, estate or trust) may be disallowed certain ‘‘miscellaneous’’ itemized deductions, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the non-corporate U.S. Unitholder’s adjusted gross income. Thus, a non-corporate U.S. Unitholder’s taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

Corporate Dividends-Received Deduction.    Corporate U.S. Unitholders may be eligible for the dividends-received deduction with respect to their pro rata share of any dividends from U.S. corporations, subject to various limitations. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.

Tax Law Applicable to Dividends and Long-Term Capital Gain.    In general, dividends received by non-corporate U.S. Unitholders and long-term capital gain realized by non-corporate U.S. Unitholders are subject to a reduced maximum tax rate of 15 percent through December 31, 2010. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions or in certain other situations. Unitholders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Original Issue Discount.    For tax purposes, the Treasury Obligations are treated as bonds that were originally issued at a discount (‘‘original issue discount’’). Original issue discount is treated as interest for federal income tax purposes and can generally be defined as the difference between the price at which a bond was issued and its stated redemption price at maturity. For purposes of the preceding sentence, Treasury Obligations are treated by each successive purchaser as originally issued on their purchase dates at an issue price equal to their respective purchase (or market) prices. The market value of the Treasury Obligations will be provided to a U.S. Unitholder upon request to enable the unitholder to calculate the original issue discount attributable to each of the Treasury Obligations. Original issue discount on the Treasury Obligations is deemed earned based on a compounded, constant yield to maturity over the life of such obligation, taking into account the compounding of accrued interest at least annually, resulting in an increasing amount of original issue discount includible in income in each year. Each U.S. Unitholder is required to include in income each year the amount of original issue discount which accrues on its pro rata portion of each Treasury Obligation with original issue discount. The amount of accrued original issue discount included in income for a U.S. Unitholder’s pro rata interest in the Treasury Obligations is added to the tax cost for such obligations.

Gain or Loss on Sale.    If a U.S. Unitholder sells or otherwise disposes of a Unit (including, but not limited to, a redemption or an election to exercise the Exchange Option), the U.S. Unitholder recognizes gain or loss in an amount equal to the difference between the amount realized on the disposition allocable, respectively, to the Stocks and the Treasury Obligations, and the Unitholder’s tax bases (increased, in the case of the Treasury Obligations, to reflect any prior accruals of original issue discount) in the Stocks and the Treasury Obligations. The gain or loss will be capital gain or loss if and to the extent that the Unit and underlying Stocks and Treasury Obligations were held as capital assets, except to the extent of accrued original issue discount not previously included in income. Each U.S. Unitholder generally will also recognize taxable gain or loss when all or part of its pro rata portion of a Stock or a Treasury Obligation (as the case may be) is sold or otherwise disposed of for an amount greater or less than the per Unit tax cost of the Stock or the Treasury Obligation (as the case may be).

Withholding For Citizen or Resident Investors.    In the case of any non-corporate U.S. Unitholder, a ‘‘backup’’ withholding tax at the currently applicable rate of 28% will apply to certain distributions of the Trust unless the U.S. Unitholder properly completes and files, under penalties of perjury, IRS Form W-9 (or its equivalent).

PROSPECTIVE PURCHASERS OF UNITS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNITS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION TO WHICH THEY MAY BE SUBJECT.

PUBLIC OFFERING OF UNITS

Public Offering Price.    The public offering price per Unit on the Initial Date of Deposit is equal to the aggregate market value of the Securities determined on the day preceding the Initial Date of Deposit, divided by the number of Units outstanding plus the sales charge set forth below, pursuant to an exemptive order of the SEC. However, if the public offering price would be less than $.975 per Unit, then purchase orders received that day will be filled on the basis of the lower public offering price. Thereafter, the public offering price during the initial offering period will be computed by dividing the Trust’s value (the ‘‘Trust Fund Evaluation’’), next determined after receipt of a purchase order, and, with respect to the Treasury Obligations, determined with reference to the offering side evaluation, by the number of Units outstanding plus the applicable sales charge. The initial public offering period will terminate when the Sponsor chooses to discontinue offering Units in the initial market. Thereafter, the Sponsor may offer

Units in the secondary market. The public offering price in the secondary market will be the Trust Fund Evaluation per Unit next determined after receipt of a purchase order, determined for the Treasury Obligations on the bid side of the market, plus the applicable sales charge. (See ‘‘Valuation’’.) The public offering price on any date subsequent to the Initial Date of Deposit will vary from the public offering price calculated on the Business Day prior to the Initial Date of Deposit (as described in ‘‘Essential Information Regarding the Trust’’ in Part A) due to fluctuations in the value of Stocks and the Treasury Obligations, and the foreign currency exchange rates (if applicable), among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount in ‘‘Essential Information Regarding the Trust’’ in Part A. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the SEC and the 50 States, the initial fees of the Trustee’s and Sponsor’s counsel, and the initial audit of the Trust’s portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See ‘‘Administration of the Trust—Accounts’’ for a description of the method by which the Trustee will sell such Securities.

Sales Charge and Volume Discount.    Units will be charged a Total Sales Charge of approximately 4.75% per 1,000 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be 1.00% of the Public Offering Price through May 15, 2008. Assuming a purchase on the Initial Date of Deposit of 1,000 Units, the Initial Sales Charge will be $10.00. In the eighth (8th) month (May 2008), the Deferred Sales Charge per 1,000 Units will be $12.50 and in the eleventh (11th) month (August 2008), the Deferred Sales Charge per 1,000 Units will be $25.00, totalling $37.50 which is approximately 3.75% of the Public Offering Price. Because the Deferred Sales Charge per 1,000 Units is $37.50 regardless of the price paid for Units, the Total Sales Charge expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if you buy 1,000 Units for $1,000 (including the Initial Sales Charge of $10.00) and hold the Units until the Trust terminates, you would pay a Total Sales Charge of $47.50 or 4.75% of the acquisition price for such Units. If, however, you buy 1,000 Units for $900 (including the Initial Sales Charge of $9.00), you will pay a Total Sales Charge of $46.50 or 5.17% of the acquisition price for such Units. Conversely, if an investor bought 1,000 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would pay a total of $48.50 or 4.41% of the acquisition price for such Units.

Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any installments remaining deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

The Deferred Sales Charge will be accrued on the books of the Trust and will be paid to the Sponsor, upon the Sponsor’s request. The deferred sales charge will be paid from principal proceeds from the sale or maturity of the short-term U.S. Treasury Securities in the portfolio. Investors will be at risk for market price fluctuations in the short-term U.S. Treasury Securities prior to the maturity date of such securities to satisfy this liability.

A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units (excluding Units purchased by a person eligible for an employee discount, through certain eligible fee-based accounts or in connection with the exercise of a rollover option, an exchange option or a conversion option, all as discussed below) is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 50,000 Units, applied on whichever basis is more favorable to the purchaser.

The Initial Sales Charge, which you will pay at the time of purchase, is equal to the difference between the maximum Sales Charge (4.75% of the Public Offering Price) and the maximum remaining deferred sales charge.

Initial Date of Deposit Through
May 15, 2008

Aggregate Dollar Value of Units*	Initial Sales Charge		Total Sales Charge		Maximum Dollar Amount of Deferred Sales Charge per 1,000 Units
	As % of Public Offering Price	As % of Net Amount Invested	As % of Public Offering Price	As % of Net Amount Invested
Up to $49,999	1.00%	1.01%	4.75%	4.99%	$37.50
$50,000 to $99,999	0.75%	0.76%	4.50%	4.71%	$37.50
$100,000 to $199,999	0.25%	0.25%	4.00%	4.17%	$37.50
$200,000 to $399,999	0.00%	0.00%	3.50%	3.63%	$35.00
$400,000 to $499,999	0.00%	0.00%	3.00%	3.09%	$30.00
$500,000 to $999,999	0.00%	0.00%	2.50%	2.56%	$25.00
$1,000,000 or more	0.00%	0.00%	2.00%	2.04%	$20.00

*	The Total Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

Initial Public Offering Period
From May 16, 2008 Through
August 17, 2008

Aggregate Dollar Value of Units*	Initial Sales Charge		Total Sales Charge		Maximum Dollar Amount of Deferred Sales Charge per 1,000 Units
	As % of Public Offering Price	As % of Net Amount Invested	As % of Public Offering Price	As % of Net Amount Invested
Up to $49,999	2.25%	2.30%	4.75%	4.99%	$25.00
$50,000 to $99,999	2.00%	2.04%	4.50%	4.71%	$25.00
$100,000 to $199,999	1.50%	1.52%	4.00%	4.17%	$25.00
$200,000 to $399,999	1.00%	1.01%	3.50%	3.63%	$25.00
$400,000 to $499,999	0.50%	0.50%	3.00%	3.09%	$25.00
$500,000 to $999,999	0.00%	0.00%	2.50%	2.56%	$25.00
$1,000,000 or more	0.00%	0.00%	2.00%	2.04%	$20.00

*	The Total Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 4.75% of the Public Offering Price per Unit (equivalent to 4.99% of the net amount invested).

Initial Public Offering Period On and After August 18, 2008

	Percent of
	Public	Percent of
	Offering	Net Amount
Aggregate Dollar Value of Units*	Price	Invested
Less than $50,000	4.75%	4.99%
$50,000 to $99,999	4.50	4.71
$100,000 to $199,999	4.00	4.17
$200,000 to $399,999	3.50	3.63
$400,000 to $499,999	3.00	3.09
$500,000 to $999,999	2.50	2.56
$1,000,000 or more	2.00	2.04

*	The sales charge applicable to volume purchasers according to the table above will be applied on either a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

The volume discount sales charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated above, and for this purpose purchases of Units of this Trust will be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser’s spouse or in the name of a purchaser’s child under the age of 21 are deemed for the purposes of calculating the reduced sales charge to be registered in the name of the purchaser. The reduced sales charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

Employee Discount.    Due to the realization of economies of scale in sales effort and sales related expenses for the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase Units of the Trust at a per Unit price equal to the Trust Fund Evaluation next determined after the receipt of the employee’s purchase order, divided by the number of Units outstanding. The Sponsor does not intend to impose a sales charge on such employee sales.

Exchange Option.    Unitholders may elect to exchange any or all of their Units of this series for units of one or more of any series of UBS Municipal Bond Fund (‘‘UBS Series’’); The Municipal Bond Trust (‘‘National Series’’); The Municipal Bond Trust, Multi-State Program (‘‘Multi-State Series’’); The Municipal Bond Trust, California Series (‘‘California Series’’); The Corporate Bond Trust (‘‘Corporate Series’’); UBS Pathfinders Trust (‘‘Pathfinders Series’’); the UBS Federal Government Trust (‘‘Government Series’’); The Municipal Bond Trust, Insured Series (‘‘Insured Series’’); or the Equity Opportunity Trust (‘‘Equity Series’’) (collectively referred to as the ‘‘Exchange Trusts’’), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge under certain circumstances as discussed below. Unitholders of this Trust are not eligible for the Exchange Option into any Exchange Trust designated as a rollover series following the cut-off date announced by the Sponsor prior to termination of such Exchange Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on to the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option.

Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. For example, Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of this Trust and paid the Initial Sales Charge and any Deferred Sales Charges that, in total, was an amount less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trust which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months and otherwise complies with the Exchange Option as described below. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange. Owners of Units of this Trust electing to use the Exchange Option in connection with units of other Exchange Trusts subject to a deferred sales charge (‘‘Deferred Sales Charge Units’’) will be permitted to acquire Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Exchange Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired.

The Sponsor will permit exchanges at the reduced sales charge as described below provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this Trust and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his or her Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders’ Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units.

The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he or she wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his or her Units without further instruction from the Unitholder.

Unitholders may exercise the Exchange Option only within 30 days following the sale of their Units of this series to the Sponsor. Thereafter, Units of any Exchange Trust will be purchased at the then-current sales charge for such Units, rather than at the reduced sales charge as provided under the Exchange Option. To exercise the Exchange Option, a Unitholder should notify the Sponsor of his or her desire to exercise the Exchange Option and to use the proceeds from the sale of his or her Units of this series to purchase units of one or more of the Exchange Trusts. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such units may lawfully be sold in the state in which the Unitholder resides, the Unitholder may select the series or group of series for which he or she desires his or her investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he or she indicates interest.

The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the Trust Fund Evaluation per Unit (see ‘‘Public Offering of Units—Secondary Market’’). Units of the Exchange Trust, however, will be sold to the Unitholder at a reduced sales charge as discussed above. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

Conversion Option.    Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 2.5% (a ‘‘Conversion Trust’’) may elect to apply the cash proceeds of the sale of those units (‘‘Conversion Trust Units’’) directly to acquire available units of any Exchange Trust having an up-front sales load at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust Units). Owners of Conversion Trust Units also will be permitted to use the cash proceeds received from the sale of those units to acquire units of this Trust, or any other Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Conversion Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired. In the case of existing UBS Financial Services Inc. clients, Unitholders may exercise the Conversion Option only within 30 days following the sale of their Conversion Trust Units to the Sponsor. Owners of units of any registered unit investment trust sponsored by others may exercise the Conversion Option only within 30 days following the sale of their Conversion Trust Units to any dealer other than UBS Financial Services Inc., and such dealer must apply the cash proceeds of the sale of those units to acquire units of any Exchange Trust. In addition, any dealer other than UBS Financial Services Inc. must certify to the Sponsor that the purchase of units of the Exchange Trust is being made pursuant to, and is eligible for, the Conversion Option as described herein. Thereafter, Units of any Exchange Trust will be purchased at the then-current sales charge for such Units, rather than at the reduced sales charge as provided under the Conversion Option. To exercise this Conversion Option, the owner should notify his or her retail broker. He or she will be given a prospectus for each series in which he or she indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. The dealer will be entitled to two-thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable, than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion see ‘‘Public Offering of Units—Exchange Option’’ in this Prospectus Part B.

Distribution of Units.    The minimum purchase during the initial public offering is $250. Only whole Units may be purchased.

The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the Financial Industry Regulatory Authority (‘‘FINRA’’) (formerly, the National Association of Securities Dealers) at prices which include a concession during the initial offering period, as set forth in the table below.

Aggregate Dollar Value of Units	Concession
Less than $50,000	3.50%
$50,000 to $99,999	3.30
$100,000 to $199,999	3.00
$200,000 to $399,999	2.60
$400,000 to $499,999	2.20
$500,000 to $999,999	1.80
$1,000,000 or more	1.50

The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933, as amended (the ‘‘Securities Act’’).

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

Secondary Market for Units.    While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a unitholder desiring to dispose of Units may tender Units to the Trustee for redemption, at the price calculated in the manner described under ‘‘Redemption’’. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second Business Day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Redemption requests in excess of $500,000 may be redeemed ‘‘in kind’’ as described under ‘‘Redemption.’’ The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any Stocks in the Trust, nor that of the Units.

Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units, its estimate of the time required to sell the Units and general market conditions.

Sponsor’s Profits.    In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Securities to the Sponsor and the price (including foreign currency rates, if any) at which it deposits the Securities in the Trust, which is the value of the Securities, determined by the Trustee as described under ‘‘Valuation’’ at the close of business on the Business Day prior to the Initial Date of Deposit. The cost of Securities to the Sponsor includes the amount paid by the Sponsor for brokerage commissions.

Cash, if any, received from unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor’s business subject to the limitations of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended and may be of benefit to the Sponsor.

In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during that period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

Units may be tendered to the Trustee, State Street Bank and Trust Company, for redemption at its office in person, or by mail at Hancock Tower, P.O. Box 9130, Boston, MA 02117-9130 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or the Trustee. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Any Units tendered to the Trustee for redemption that are not repurchased by the Sponsor will be cancelled and those Units will no longer be offered for sale.

Units will be redeemed at the redemption value per Unit (the ‘‘Redemption Value’’) next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See ‘‘Valuation’’). Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment will have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor.

A redemption request is deemed received on the Business Day (See ‘‘Valuation’’ for a definition of Business Day) when such request is received prior to the closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 P.M. New York time). If it is received after that time, it is deemed received on the next Business Day. Proceeds of a redemption will be paid to the unitholder by the seventh calendar day following the date of tender (or if the seventh calendar day is not a Business Day on the first Business Day prior to the seventh calendar day).

With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities in the manner as is directed by the Sponsor. In the event that no such direction is given by the Sponsor, the Trustee is empowered to sell Securities as follows: Treasury Obligations will be sold to maintain in the Trust’s portfolio Treasury Obligations in an amount which, upon maturity, will equal at least $1.00 per Unit outstanding after giving effect to such redemption and Stocks pro rata. (See ‘‘Administration of the Trust’’.) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its discretion to direct the Trustee to redeem Units ‘‘in kind’’ by distributing Securities to the redeeming unitholder. When Stock is distributed, a proportionate amount of Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units ‘‘in kind’’ even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under ‘‘Valuation’’. A unitholder receiving a redemption ‘‘in kind’’ may incur brokerage or other transaction costs in converting the Securities distributed into cash. The availability of redemption ‘‘in-kind’’ is subject to compliance with all applicable laws and regulations, including the Securities Act.

To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received for Units upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to unitholders on the Distribution Dates.

The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the SEC determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the SEC may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any suspension or postponement, or any failure to suspend or postpone when done in the Trustee’s discretion.

VALUATION

The Trustee will calculate the Trust Fund Evaluation per Unit at the Evaluation Time described under ‘‘Essential Information Regarding the Trust’’ in Part A (1) on each June 30 and December 31 (or the last business day prior thereto), (2) on each Business Day as long as the Sponsor is maintaining a bid in the secondary market, (3) on the Business Day on which any Unit is tendered for redemption and (4) on any other day desired by the Sponsor or the Trustee, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as described below, (b) cash on hand in the Trust, income accrued on the Treasury Obligations but not distributed or held for distribution and dividends receivable on Stocks trading ex-dividend (other than any cash held in any reserve account established under the Indenture) and (c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor, (x) cash allocated for distribution to unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs, and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and (y) above. The Trust Fund Evaluation per Unit is calculated by dividing the result of the above computation by the number of Units outstanding as of the date of the Trust Fund Evaluation. Business Days do not include Saturdays, Sundays, New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed. The U.S. dollar value of Stock denominated in foreign currency, if any, contained in the Trust, will be based on the applicable foreign currency exchange rate calculated at the Evaluation Time.

The value of Stocks will be determined by the Trustee in good faith in the following manner: if the Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the NASDAQ Stock Market, such evaluation will be based on the closing sale price on that day or, in the case of the NASDAQ, at the official closing price on that day on the exchange which is the principal market for the Stock (deemed to be the New York Stock Exchange if the Stocks are listed thereon). If the Trustee determines that such price is not a basis for the value of stocks, then: (1) if there is no such appropriate closing sale price on such exchange, at the mean between the closing bid and asked prices on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation), (2) if the Stocks are not so listed or, if so listed and the principal market for the Stock is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation), or (3) if there is no such appropriate closing price, then (a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee’s appraising the value of the Stock in good faith on the bid side of the market or (d) by any combination of the above. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.

During the initial offering period, for purposes of determining both the Public Offering Price and the Redemption Value the Treasury Obligations are valued on the basis of offering prices; thereafter, for purposes of determining both the Public Offering Price and the Redemption Value, they are valued on the basis of bid prices. (See ‘‘Comparison of Public Offering Price and Redemption Value.’’) The aggregate offering and bid prices of the Treasury Obligations are the prices obtained from investment dealers or brokers (which may include the Sponsor) who customarily deal in Treasury Obligations; or, if there is no market for the Treasury Obligations, and bid or offering prices are not available, on the basis of current bid or offering prices for comparable securities; or by appraisal; or by any combination of the above, adjusted to reflect income accrued.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

While both the Public Offering Price of Units and the Redemption Value during the initial offering period are determined on the basis of the current offering prices of the Treasury Obligations, the Public Offering Price of Units and the Redemption Value in the secondary market are determined on the basis of the current bid prices of the Treasury Obligations. The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Date of Deposit, the Public Offering Price per Unit (which figure includes both the Initial and Deferred Sales Charges) exceeded the Redemption Value. (See ‘‘Essential Information Regarding the Trust’’ in Part A). The bid and offering prices of the Treasury Obligations are expected to vary. For this reason as well as others, including the fact that the Public Offering Price includes both the Initial and Deferred Sales Charges, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by such Unitholder for the Units. Also, as of the close of the initial offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.

EXPENSES OF THE TRUST

The Initial Organizational Costs will be paid by the Trust, as is common for mutual funds. Historically, the Sponsors of unit investment trusts have paid all organizational expenses. The Sponsor will receive no fee from the Trust for its services in establishing the Trust.

The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor’s fee, which is initially $.00035 per Unit, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of unit investment trusts sponsored by UBS Financial Services Inc. in any calendar year exceed the aggregate cost to it of supplying such services in such year.

For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, at an annual rate of $.00170 per Unit computed monthly based upon the largest number of Units outstanding in the Trust during the preceding month. In addition, the regular and recurring expenses of the Trust are estimated to be $.00126 per Unit, which include, but are not limited to certain mailing, printing, and auditing expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created under the Indenture or to the extent the Trustee, including its affiliates, acting in its individual capacity, provides other services, such as brokerage services, to the Trust.

The Sponsor’s fee and Trustee’s fee may be increased without approval of the unitholders by an amount not exceeding a proportionate increase in the category entitled ‘‘All Services Less Rent’’ in the Consumer Price Index published by the United States Department of Labor or if the Consumer Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in the Income Account, from the Capital Account (see ‘‘Administration of the Trust-Accounts’’): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part; (6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the SEC, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

The accounts of the Trust shall be audited not less than annually by independent auditors selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any audit expense which exceeds $.00050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

The fees and expenses described above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the estimated annual expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet such expenses of the Trust, the Trustee is authorized to sell Securities in the same manner as provided in ‘‘Redemption’’ herein.

RIGHTS OF UNITHOLDERS

Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.

DISTRIBUTIONS

The Trustee will distribute any net income received, if any, from the Income Account, monthly on the Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than 0.1% of NAV need not be made from the Income Account. Income with respect to the original issue discount on the Treasury Obligations will not be distributed although unitholders will be subject to tax as if a distribution had occurred. Distributions from the Capital Account will be made on monthly Distribution Dates to unitholders of record on the preceding Record Date, provided however, that distributions of less than $.005 per Unit need not be made from the Capital Account on any Distribution Date. (See ‘‘Federal Income Taxes’’.)

Within a reasonable period after the Trust is terminated, each unitholder will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See ‘‘Termination’’.)

ADMINISTRATION OF THE TRUST

Accounts.    All dividends received and interest, if any, accrued on Securities, proceeds from the sale of Securities or other monies received by the Trustee on behalf of the Trust shall be held in trust in Short-Term Treasury Obligations (if permissible) or in non-interest bearing accounts until required to be disbursed.

The Trustee will credit on its books to the Income Account any dividends (including stock dividends which were sold) and interest, if any, accrued by the Trust. All other receipts (i.e. return of principal, and gains) are credited on its books to a Capital Account. Stock dividends received by the Trust, if any, will be sold by the Trustee and the proceeds therefrom be treated as income to the Trust. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under ‘‘Valuation’’.

The Trustee will deduct from the Income Account and, to the extent funds are not sufficient in the Income Account, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See ‘‘Expenses of the Trust’’). In addition, the Trustee may withdraw from the Income Account and the Capital Account any amounts that may be necessary to cover redemption of Units by the Trustee. (See ‘‘Redemption’’). In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs and (2) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of (1) reimbursing the Sponsor and (2) satisfying Unitholders’ Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Portfolio Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Portfolio Securities in an amount equal to the Initial Organizational Costs as certified to the Sponsor. The Sponsor may collect the Deferred Sales Charges corresponding with the maturing Treasury Obligations.

The Trustee may establish reserves (the ‘‘Reserve Account’’) within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

Reports and Records.    With the distribution of income from the Trust, unitholders will be furnished with a statement setting forth the amount being distributed from each account.

The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a unitholder or to the Trust (but not to other unitholders) are available to the unitholder for inspection at reasonable times during business hours.

Within a reasonable period of time after the end of each calendar year, starting with calendar year 2007, the Trustee will furnish each person who was a unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for the year in the Income, Capital and Reserve Accounts; (2) any Securities sold during the year and the Securities held at the end of the year; (3) the Trust Fund Evaluation per Unit, computed as of the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to unitholders during such year.

Portfolio Supervision.    The portfolio of the Trust is not ‘‘managed’’ by the Sponsor or the Trustee; their activities described in this Prospectus are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security (or tender a Security for cash in the case of paragraph (6) below):

(1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

(2) upon the institution of materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

(3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends or interest on such Securities;

(4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends or interest on the Securities;

(5) upon the decline in price or the occurrence of any materially adverse market or credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the unitholder;

(6) upon a public tender offer being made for a Security, or a merger or acquisition being announced affecting a Security that in the opinion of the Sponsor make the sale or tender of the Security in the best interests of the unitholders;

(7) upon a decrease in the Sponsor’s internal rating of the Security; or

(8) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

The Indenture contains certain instructions to the Trustee regarding corporate actions that affect Securities held in the Trust. In most cases, the Trustee is required to use its best efforts to vote the Securities as closely as practicable in the same manner and in the same proportion as are all other securities held by owners other than the Trust. In cases of offers to exchange Securities for other stock or securities (including but not limited to a tender offer), the Trustee is required to reject such offers. If, after complying with such procedures, the Trustee nevertheless receives stock or securities, with or without cash, as a result of the corporate action, the Trustee, at the direction of the Sponsor, may retain or sell the stock or securities. Any stock or securities so retained will be subject to the terms and conditions of the Indenture to the same extent as the Securities originally deposited in the Trust.

The Trustee may dispose of Securities where necessary to pay Trust expenses or to satisfy redemption requests as directed by the Sponsor. If not so directed, the Trustee will sell the Treasury Obligations so as to maintain in the Trust’s portfolio Treasury Obligations in an amount which, upon maturity, will equal at least $1.00 per Unit outstanding after giving effect to the redemption and stocks will be sold pro rata.

Reinvestment.    Cash received upon the sale of Stock (except for sales to meet redemption requests) and dividends received may, if and to the extent there is no legal or regulatory impediment, be reinvested in short-term Treasury Obligations. The Sponsor anticipates that, where permitted, such proceeds will be reinvested in interest bearing short-term Treasury Obligations unless factors exist such that reinvestment would not be in the best interest of unitholders or would be impractical. Such factors may include, among others, (i) short reinvestment periods which would make reinvestment in short-term Treasury Obligations undesirable or infeasible and (ii) amounts not sufficiently large so as to make a reinvestment economical or feasible. Any moneys held and not reinvested will be held in a non-interest bearing account until distribution on the next Distribution Date to unitholders of record.

AMENDMENT OF THE INDENTURE

The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent or to make other provisions that will not materially adversely affect the interest of the unitholders.

The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of unitholders required to consent to any such amendment, without the consent of all unitholders.

The Trustee will promptly notify Unitholders of the substance of any amendment materially affecting Unitholders’ rights or their interest in the Trust.

TERMINATION OF THE TRUST

The Indenture provides that the Trust will terminate within 15 days after the maturity of the Treasury Obligations held in the Trust. If the value of the Trust as shown by the Trust Fund Evaluation is less than twenty percent (20%) of the market value of the Securities upon completion of the deposit of Securities, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time by the written consent of 51% of the unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the unitholders. In no event will the Trust continue beyond the Mandatory Termination Date as stated in ‘‘Essential Information Regarding the Trust’’ in Part A.

Under normal circumstances it is anticipated that the Trustee will sell the Stocks held in the Trust within fifteen (15) days of the Mandatory Termination Date. Upon termination of the Trust, the Trustee will sell any Stocks then remaining in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each unitholder, upon surrender for cancellation of his Certificate (if applicable) after due notice of such termination, such unitholder’s pro rata share in the Income and Capital Accounts. Monies held upon the sale of Securities will be held in short-term Treasury Obligations (if permissible) or in non-interest bearing accounts created under the Indenture until distributed and, if not re-invested, will be of benefit to the Trustee. The sale of Stocks in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if the sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a unitholder upon termination may be less than the amount paid by the unitholder.

SPONSOR

The Sponsor, UBS Financial Services Inc., is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of FINRA. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

The Sponsor is an affiliate of UBS Securities LLC and a wholly-owned subsidiary of UBS AG. The combined U.S. research team consists of approximately 80 senior analysts following over 800 companies. We now have a total of approximately 400 analysts worldwide.

The Sponsor, UBS AG, UBS Securities LLC or other affiliates of the Sponsor (collectively, ‘‘Affiliated Entities’’) may have acted as underwriter, manager or co-manager of a public offering of the

Securities during the last three years; they may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of the Securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of any of the Affiliated Entities may be an officer or director of one or more of the issuers of the Securities. Each of the Affiliated Entities may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or in options on them. Each of the Affiliated Entities, its directors, elected officers and employee benefits programs may have either a long or short position in any Securities or options on them.

The Indenture provides that the Sponsor will not be liable to the Trustee, any of the Trusts or to the unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own wilful misfeasance, bad faith, gross negligence or wilful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

Code of Ethics

The Trust and the Sponsor have each adopted a code of ethics regarding personal securities transactions by the Sponsor’s employees. The Code permits investments in securities, including securities that may be purchased or held by the Trust. The Code is designed to prevent fraud, deception and misconduct against the Trust and to provide for reporting of personal securities transactions by certain employees. The Code is on file with the Commission and can be reviewed and copied at the Commission’s Public Reference Room in Washington, DC. For information on operations of the Public Reference room, call the Commission at (202) 942-8090. The Code is available on the EDGAR Database on the Commission’s Internet site at http://www.sec.gov. A copy may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, DC 20549-0102.

TRUSTEE

The Trustee is State Street Bank and Trust Company, a Massachusetts trust company with an office at Hancock Tower, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number 1-800-356-2754 (which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System).

The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or certificates or for any valuation which it is required to make, except by reason of its own gross negligence, bad faith or wilful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest on the Securities or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or wilful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

The Trustee, including its affiliates, acting in its individual capacity and not as Trustee, may provide other services, such as brokerage services, to the Trust, and may otherwise deal with the Trust as if it were not the Trustee.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Statement of Net Assets and Schedule of Investments audited by Ernst & Young LLP, independent registered public accounting firm, have been included in reliance upon their report given on their authority as experts in accounting and auditing.

LEGAL OPINIONS

The legality of the Units offered by this Prospectus has been passed upon by Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York, as counsel for the Sponsor.

UBS Pathfinders Trust
Treasury and Growth Stock Series 32

Designed for Preservation of Capital
and Potential Capital Appreciation

TRUSTEE:	SPONSOR:
State Street Bank and Trust Company Hancock Tower 200 Clarendon Street Boston, MA 02116 (800) 356-2754	UBS Financial Services Inc. 1200 Harbor Boulevard Weehawken, NJ 07086 (201) 352-3000 www.ubs.com/uit

This Prospectus does not include all of the information with respect to UBS Pathfinders Trust, Treasury and Growth Stock, Series 32 set forth in its Registration Statement filed with the Securities and Exchange Commission (the ‘‘Commission’’) in Washington, D.C. under the:

•    Securities Act of 1933 (File No. 333-            ) and

•    Investment Company Act of 1940 (File No. 811-4158)

To obtain copies from the Commission at prescribed rates—
Write:	Public Reference Section of the Commission 100 F Street, N.E., Washington, D.C. 20549
Call:	1–800–SEC–0330
Visit:	http://www.sec.gov

No person is authorized to give any information or make any representation about UBS Pathfinders Trust, Treasury and Growth Stock, Series 32 not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.

Prospectus dated October 26, 2007

CONTENTS OF REGISTRATION STATEMENT

         This registration statement comprises the following documents:

     The facing sheet.
     The Prospectus.
     The Undertaking to file reports.
     The signatures.

            Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to other reports or registration statements filed by UBS Financial Services Inc. under the Securities Act of 1933 or the
Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.

     1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1,
        1997 between UBS Financial Services Inc., Depositor and State Street
        Bank and Trust Company, Trustee (incorporated herein by reference to
        Exhibit No. 2 to Amendment No. 1 to File No. 333-22641).

     2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between UBS Financial
        Services Inc., Depositor, and State Street Bank and Trust Company,
        Trustee (incorporating herein by reference Standard Terms and Conditions of Trust dated as of July 1, 1997 filed as Exhibit No. 2 to Amendment
        No. 1 to File No. 333-22641).

     3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust, referenced above).

     4. Ex.-99.A6 - By laws of UBS Financial Services, Inc., as amended, dated
        June 10, 1991 and still in effect (incorporated by reference to Exhibit
        1.8 to the Registration Statement on Form S-6 for the Municipal
        Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds
        (Reg. No. 333-08241) filed on July 7, 1996).

     5. Ex.-99.A6 - Restated Certificate of Incorporation of UBS Financial
        Services Inc. dated May 15, 2003 (incorporated herein by reference to
        Exhibit No. 4 to Amendment No. 1 to the Registration Statement on Form
        S-6 (File No. 333-106185) filed on June 19, 2003.).

     6. Ex.99.A11 - Code of Ethics of UBS Financial Services Unit Trusts
        (incorporated herein by reference to Exhibit No. 9 to the Amended
        Registration Statement on Form S-6 (file No. 333-129481), dated and filed on December 8, 2005.)

     7. Ex.-99.C3 - Powers of Attorney, dated April 30, 2007, incorporated herein by reference to Ex. 24 to the Registration Statement on Form
        S-6 for UBS Equity Opportunity Trust, Value Select Ten Series 2007C,
        File No. 333-142364.

     The following exhibits to be supplied by amendment:

     1. Ex.99.A2 - Copy of Trust Indenture and Agreement between UBS Financial
Services Inc., Depositor, State Street Bank and Trust Co. as Trustee
incorporating by reference Standard Terms and Conditions of Trust dated as of
July 1, 1997, as amended and referenced above.

     3. Ex.-99.A6 - By laws of UBS Financial Services, Inc., as amended, dated
June 10, 1991 and still in effect (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund,
Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241) filed on
July 7, 1996).

     4. Ex. -99.A6 - Restated Certificate of Incorporation of UBS Financial
Services Inc. dated May 15, 2003 (incorporated herein by reference to Exhibit
No. 4 to Amendment No. 1 to the Registration Statement on Form S-6 (File No.
333-106185) filed on June 19, 2003.).

     5. Ex.99.2 Opinion of Counsel as to legality of securities being registered.

     6. Ex.99.C2 Consent of Ernst & Young LLP, Independent Registered Public
Accounting Firm.

     7. Ex.99.A11 - Code of Ethics of UBS Financial Services Unit Trusts
(incorporated herein by reference to Exhibit No. 9 to the Amended Registration
Statement on Form S-6 (file No. 333-129456), dated and filed on December 8,
2005.)

                              FINANCIAL STATEMENTS

1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

UBS Financial Services Inc. - Financial Statements incorporated by reference to Form 6-K containing financial statements, File No. 1-15060 filed on August 14, 2007.

SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of
New York, on the 26th day of September, 2007.

                                    UBS PATHFINDERS TRUST,
                                    TREASURY & GROWTH
                                    STOCK SERIES 32
                                    (Registrant)
                                    By: UBS Financial Services Inc.
                                    (Depositor)

                                    /s/ Richard Stewart
                                    -----------------------------------
                                    Richard Stewart
                                    Director

         Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed on behalf of UBS Financial Services Inc., the Depositor by the following persons who constitute a majority of its Board of
Directors in the following capacities and in the City of New York, and State of
New York, on this 26th day of September, 2007.

UBS FINANCIAL SERVICES INC.
Name                                Office
----                                ------
Marten S. Hoekstra           Chairman, President and Chief Executive Officer,
                             UBS Financial Services Inc.*

Robert J. Chersi             Member of the Group Managing Board, Treasurer,
                             Chief Financial Officer and Assistant Secretary,
                             UBS Financial Services Inc.*

Diane Frimmel                Member of the Group Managing Board, UBS Financial
                             Services Inc.*

Michael A. Weisberg          Member of the Group Managing Board, UBS Financial
                             Services Inc.*

John Hannasch                Managing Director, UBS Financial Services Inc.*

                               By:
                                   /s/ Richard Stewart
                                   -------------------
                                   Richard Stewart
                                   Attorney-in-fact*

----------------

* Executed copies of the Power of Attorney have been previously filed as Ex. 24 to the Registration Statement on Form S-6, File No. 333-142364.